BB

19
12/27

NOV 29 2005
PROCESSING SECTION
WASH., D.C. 209

UNITED STATES [redacted]
SECURITIES AND EXCHANGE
Washington, D.C. 2

05044900

[redacted]B APPROVAL	
ber:	3235-0123
	January 31, 2007
d average burden	
response......	12.00

ANNUAL AUDITED
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-01-40001~~ 975

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/25/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: City Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Meridian Street, Suite 600
(No. and Street)

Indianapolis (City) | Indiana (State) | 46204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard C. Boyles (317)808-7105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

111 Monument Circle, Suite 2600, Indianapolis Indiana 46204
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/29/05

OATH OR AFFIRMATION

I, Richard C. Boyles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City Securities Corporation, as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President and CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition and Supplemental Information

City Securities Corporation
At September 30, 2005 with Reports
of Independent Registered Public Accounting Firm

City Securities Corporation

Consolidated Statement of Financial Condition
and Supplemental Information

September 30, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
National City Center
Suite 2300
110 West Berry Street
Fort Wayne, Indiana 46802

Phone: (260) 424-2233
Fax: (260) 425-4899
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
City Securities Corporation

We have audited the accompanying consolidated statement of financial condition of City Securities Corporation as of September 30, 2005. The consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of City Securities Corporation at September 30, 2005, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the consolidated statement of financial condition taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the consolidated statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the consolidated statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the consolidated statement of financial condition taken as a whole.

Ernst + Young LLP

October 28, 2005

City Securities Corporation

Consolidated Statement of Financial Condition

September 30, 2005

Assets	
Cash and cash equivalents	$ 12,475,138
Cash segregated under federal regulations	1,035,000
Cash deposits with clearing organizations and others	462,000
Receivable from brokers, dealers, and clearing organizations	99,181
Receivables:	
Commissions and fees	1,896,364
Affiliates	1,136,287
Other	1,096,284
Securities owned:	
Trading inventory	3,393,141
Investments	6,405,128
Property and equipment, net	1,003,443
Other assets	237,173
Total assets	$ 29,239,139
Liabilities and shareholders' equity	
Payable to customers	$ 1,327
Payable to brokers, dealers, and clearing organizations	90,963
Deferred income taxes	81,545
Accrued compensation	2,629,434
Accounts payable, accrued expenses, and other liabilities	2,924,980
Total liabilities	5,728,249
Shareholders' equity	
Common stock, no par value	
Shares authorized: 6,200,000	
Shares outstanding: 2,125,907, net of shares in treasury of 152,238	4,723,343
Retained earnings	18,787,547
Total shareholders' equity	23,510,890
Total liabilities and shareholders' equity	$ 29,239,139

See accompanying notes.

City Securities Corporation

Notes to Consolidated Financial Statements

September 30, 2005

1. Basis of Presentation and Significant Accounting Policies

City Securities Corporation (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC). As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of domestic corporations, institutional and individual investors.

For the majority of the fiscal year, the Company operated as a self-clearing broker-dealer as it had in prior years. The Company commenced activity as a fully-disclosed broker-dealer on August 17, 2005. The Company now clears its securities transactions on a fully-disclosed basis through First Clearing Corporation (the clearing broker). In connection with this change, the Company changed its fiscal year-end from the last Friday of September to September 30. As of September 30, 2005 the Company was still required to complete certain compliance procedures and schedules, as a few customer accounts had not yet been transferred to the clearing broker.

The accompanying consolidated statement of financial condition includes the accounts of the Company and its wholly owned, inactive subsidiary, CSC Real Estate Advisors. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company's fiscal year-end is the last business day in September. Accordingly, the accompanying consolidated statement of financial condition is as of September 30, 2005.

Use of Estimates

Preparation of the consolidated statement of financial condition requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the Company's consolidated statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less when purchased are classified as cash equivalents. Cash segregated under federal regulations represents funds segregated under rules of the SEC.

1. Basis of Presentation and Significant Accounting Policies (continued)

Securities Owned

Securities owned are stated at fair value. Fair value generally is based on published market prices or other relevant factors including dealer price quotations. Securities not readily marketable include investments for which there is no market on a security exchange and no independently quoted market. These investments are stated at estimated fair value as determined by management.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful life or the life of the lease.

Receivable from Affiliates

Receivable from affiliates includes loans made to financial advisors, typically in connection with their recruitment. These loans are forgiven based on continued employment using the straight-line method over the terms of the loans, which generally range from three to five years.

Income Taxes

The Company files a consolidated income tax return with its inactive subsidiary and accounts for deferred income taxes in accordance with Financial Accounting Standards Board (FASB) Statement No. 109, *Income Taxes*.

Stock Compensation

The Company has a plan that provides for stock-based compensation in the form of stock options. Stock options are granted for a fixed number of shares with an exercise price at least equal to the fair value of the shares at the date of the grant. The Company accounts for stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to Employees* and, accordingly, recognizes no compensation expense related to stock options. The Company has adopted the disclosure-only provisions of FASB Statement No. 123, as amended, *Accounting for Stock-Based Compensation*.

1. Basis of Presentation and Significant Accounting Policies (continued)

In December 2004, the FASB issued Statement No. 123 (revised 2004), *Share-Based Payment* (Statement No. 123R), which is a revision of Statement No. 123, *Accounting for Stock-Based Compensation*. Statement No. 123R requires recognition in the income statement of all share-based payments to employees based on fair value, and will require the Company to record expense for the fair value of stock options upon issuance. Statement No. 123R will be effective for the Company beginning with fiscal year 2007. Management does not expect the adoption of Statement No. 123R to have a material effect on the results of operations or financial position.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at market or fair values or are carried at amounts that approximate fair value due to their short-term nature.

2. Securities Owned

At September 30, 2005, securities owned are comprised as follows:

Trading inventory	
State and municipal obligations	$ 1,414,481
Corporate bonds, debentures, notes, and other	1,978,660
	3,393,141
Investments	
Marketable – State and municipal obligations	4,000,000
Not readily marketable	2,405,128
	6,405,128
	$ 9,798,269

3. Property and Equipment, Net

Property and equipment consists of the following at September 30, 2005:

Furniture and fixtures	$ 1,204,948
Computer equipment and software	1,712,782
Leasehold improvements	157,882
	3,075,612
Less accumulated depreciation and amortization	(2,072,169)
	$ 1,003,443

4. Leases

The Company leases its office space under several non-cancelable operating leases. The primary lease on the corporate office expires in 2014, while leases on the various branches have expiration dates ranging from 2005 to 2009. At September 30, 2005, future lease payments consisted of the following: 2006, $908,406; 2007, $909,695; 2008, $911,552; 2009, $855,693; 2010, $802,836; thereafter, $2,996,583.

The Company moved its main office during 2002. The new lessor agreed to assume responsibility for the remaining balance of the old leased facilities. In exchange for the lessor assuming the old lease obligation, payments on the new lease were increased by $2.19 per square foot (included in future lease payments noted above). A lease abandonment loss was recognized in 2002. At September 30, 2005, the liability for the abandonment loss of $652,434 is included in other liabilities in the accompanying consolidated statement of financial condition.

5. Income Taxes

The net deferred tax liability at September 30, 2005, includes gross deferred assets of $510,882 and gross deferred liabilities of $592,427. The significant components of the gross deferred tax asset are the lease abandonment liability and the difference between book and tax depreciation expense. The most significant components of the gross deferred tax liability are the net unrealized gains on investment securities and gain on sale of investments deferred for tax purposes.

6. Stock Compensation

The Company's Stock Option and Incentive Plan (the Stock Plan) provides for the granting of stock options for up to 250,000 shares of common stock. Options are granted at a price equal to or above the fair market value of the stock, as determined by management, on the date of grant and may be exercised within five to ten years from the date of grant. Options vest and expire over terms as set by the Compensation Committee of the Board of Directors. During the period from September 25, 2004 through September 30, 2005, 61,000 options were granted. Options granted in 2001 and prior are fully vested. Options granted after 2001 vest over a five-year period.

6. Stock Compensation (continued)

Following is a summary of option activity:

	Number of Shares	Weighted Average Exercise Price
Outstanding on September 25, 2004	192,000	$10.05
Exercised	(45,200)	8.67
Canceled	(9,000)	11.26
Granted	61,000	12.34
Outstanding on September 30, 2005	198,800	11.01

The fair value of options granted is estimated using a Minimum Value Options Pricing Model using assumptions for the dividend rate of $.13 per share, a risk-free interest rate of 4.49% for an expected life of ten years on options with a grant date of January 10, 2005, and a risk-free interest rate of 4.34% for an expected life of ten years on options with a grant date of July 8, 2005. The weighted average fair value of options granted during 2005 was $3.25.

Following is a summary of the status of options outstanding at September 30, 2005:

Exercise Price Range	Number of Shares Outstanding	Number of Shares Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$8.50 – $8.50	4,000	4,000	.3 years	$ 8.50
8.61 – 9.47	35,800	35,800	.5 years	8.85
10.2 – 10.23	21,000	12,600	2.0 years	10.23
10.48 – 10.48	15,000	6,000	2.5 years	10.48
11.38 – 11.38	47,000	9,400	3.3 years	11.38
11.88 – 11.88	15,000	3,000	8.8 years	11.88
11.86 – 11.86	21,000	–	9.3 years	11.86
12.59 – 12.59	40,000	–	9.8 years	12.59

7. Benefit Plans

Substantially all employees are eligible to participate in the Company's profit sharing-plan and 401(k) plan. Contributions to the profit-sharing plan are at the discretion of the Company and matching contributions to the 401(k) plan are subject to a maximum of $1,000 for each employee.

8. Concentrations of Credit Risk

The Company underwrites, purchases, sells, and makes markets in municipal bonds and certain other securities. The majority of municipal bonds underwritten and owned are from issuers located in Indiana. At September 30, 2005, the Company's exposure to credit risk associated with the ownership of municipal bonds amounted to $5,414,481, which is included in trading and investment inventory.

9. Borrowings

The Company maintains short-term lines of credit with various banking institutions to conduct day-to-day business and has uncommitted credit agreements with banks totaling $50 million, of which no amounts were outstanding at September 30, 2005.

10. Commitments and Contingencies

At September 30, 2005, the Company had contractual commitments on open underwritings to purchase municipal bonds at a future date in the amount of $3,355,000. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial statements.

The Company applies the provisions of the FASB's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45) which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At September 30, 2005, there was no liability recorded for this indemnification. Related expenses since the transition to a fully-disclosed broker were immaterial. In accordance with applicable margin lending practices, customer balances are typically collaterialized by customer securities or supported by other types of resource provisions.

10. Commitments and Contingencies (continued)

The Company is involved in pending and threatened litigation of the character incidental to the business transacted. Management, based on the opinion of counsel, believes the conclusion of such litigation will not have a material adverse effect on the Company's consolidated financial position or results of operations.

On October 4, 2005, the Company entered into a new line of business and completed its first Guaranty Fund transaction for the benefit of ReCasa Financial Group, LLC (RFG), with the issuance of a $1 million letter of credit (L/C) for the benefit of RFG, to Wells Fargo Foothill, Inc. (WFF), the senior lender and beneficiary. The duration of the L/C is for 38 months and runs through November 30, 2008. In order for the L/C to be invoked, there must be a signed statement by the beneficiary indicating that an event of default has occurred as it relates to the loan and security agreement between WFF and RFG. In consideration for the L/C, the Company received RFG stock warrants, and will also be entitled to interest payments from RFG should the L/C need to be invoked.

11. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the net capital rules of SEC Rule 15c3-1. The Company computes its net capital requirement under the basic method, which provides that its minimum net capital must be equal to the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company, as defined. At September 30, 2005, the Company had net capital of $14,757,450, which was $14,381,003 in excess of its required net capital. The ratio of aggregate indebtedness to net capital was .38 to 1 at September 30, 2005.

Under the Company's agreement with its clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2005, the Company was in compliance with all such requirements.

Supplemental Information

City Securities Corporation

Computation of Net Capital Pursuant to Rule 15c3-1

September 30, 2005

Net capital		
Shareholders' equity		$ 23,510,890
Allowable credit – deferred income taxes		81,545
		23,592,435
Less nonallowable assets		
Securities not readily marketable	2,405,128	
Property and equipment, net	1,003,443	
Insurance and other accounts receivable	2,992,648	
Loans and advances	1,136,287	
Other assets	256,396	7,793,902
Less other deductions		
Aged fails to deliver (one item)	99,181	99,181
		15,699,352
Net capital before haircuts on security positions		
Haircuts on securities		
Stocks and warrants	5,333	
Corporate obligations	63,108	
State and municipal government obligations	359,687	
Bankers acceptances, CDs, and commercial obligations	97,367	
Undue concentrations	364,510	
Contractual securities commitments	51,897	941,902
Net capital		$ 14,757,450

City Securities Corporation

Computation of Net Capital, Pursuant to Rule 15c3-1 (continued)

Aggregate indebtedness		
Payable to customers	$	1,327
Payable to brokers, dealers, and clearing organizations		90,963
Accrued commission		2,629,434
Accounts payable, accrued expenses, and other liabilities		2,924,980
Total aggregate indebtedness	$	5,646,704
Computation of basic net capital requirement minimum net capital required (based on 6 2/3% of aggregate indebtedness)	$	376,447
Excess net capital	$	14,381,003
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	14,192,780
Ratio: aggregate indebtedness to net capital		.38 to 1

There are no material differences between the amounts presented above and the amounts presented in the Company's September 30, 2005, unaudited FOCUS Part II Report.

City Securities Corporation

Computations for Determination of Reserve Requirements
for Broker–Dealers Under Rule 15c3-3

September 30, 2005

Credit Balances

1.	Free credit balances and other credit balances in customers' security accounts	$ 6,327
2.	Monies borrowed collateralized by securities carried for the accounts of customers	–
3.	Monies payable against customers' securities loaned	–
4.	Customers' securities failed to receive	102,625
5.	Credit balances in firm accounts which are attributable to principal sales to customers	–
6.	Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days old	–
7.	Market value of short security count differences over 30 calendar days old	–
8.	Market value of short securities and credits in all suspense accounts over 30 calendar days	–
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer during the 40 days	–
10.	Other	–
11.	Total credits	$ 108,952

City Securities Corporation

Computations for Determination of Reserve Requirements for Broker–Dealers Under Rule 15c3-3 (continued)

Debit Balances

12.	Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	–
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		–
14.	Failed to deliver customers' securities not older than 30 calendar days		–
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		–
16.	Other		
17.	Aggregate debit items		–
18.	Less 3% (for alternative method only)		–
19.	Total debits	$	–

City Securities Corporation

Computations for Determination of Reserve Requirements
for Broker–Dealers Under Rule 15c3-3 (continued)

Reserve Computation

20.	Excess of total debits over total credits	$ –
21.	Excess of total credits over total debits	108,952
22.	If monthly computation, 105% of total credits over total debits	–
23.	Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities at end of reporting period	1,015,000
24.	Amount of deposit (or withdrawal) including value of qualified securities	–
25.	New amount in "Reserve Bank Account(s)" after deposit or withdrawal	$ 1,015,000
26.	Date of deposit	

Frequency of computation

27. Daily ______ Weekly __X__ Monthly ______

There were no material differences between the amounts presented in this report and those in the Company's September 30, 2005 unaudited FOCUS Part II report.

City Securities Corporation

Computations for Determination of Reserve Requirements
for Broker–Dealers Under Rule 15c3-3 (continued)

Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under SEC Rule 15c3-3:

Market valuation	–
Number of items	–

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under SEC Rule 15c3-3:

Market valuation	–
Number of items	–

ERNST & YOUNG

Ernst & Young LLP
National City Center
Suite 2300
110 West Berry Street
Fort Wayne, Indiana 46802

Phone: (260) 424-2233
Fax: (260) 425-4899
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Directors and Shareholders
City Securities Corporation

In planning and performing our audit of the consolidated financial statements and supplemental schedules of City Securities Corporation (the Company) for the period from September 25, 2004 through September 30, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

October 28, 2005